                                                                   Exhibit 2.10





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                            STOCK PURCHASE AGREEMENT


                            DATED AS OF JUNE 20, 1997

                                 BY AND BETWEEN


                      CROSS-CONTINENT AUTO RETAILERS, INC.


                                       AND


                             BENJI INVESTMENTS, LTD.


                       Relating to All of the Outstanding
                            Capital Stock of Each of

                            PERFORMANCE NISSAN, INC.


                                       AND


                             PERFORMANCE DODGE, INC.




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                            STOCK PURCHASE AGREEMENT


               THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of June 20, 1997, is by and between CROSS-CONTINENT AUTO RETAILERS, INC. ("Seller"), a Delaware corporation and the sole shareholder of each of PERFORMANCE NISSAN, INC., an Oklahoma corporation ("Performance Nissan") and PERFORMANCE DODGE, INC., an Oklahoma corporation ("Performance Dodge") (Performance Dodge and Performance Nissan being sometimes hereinafter referred to collectively as the "Companies" and individually as a "Company"), and Benji Investments, Ltd. ("Purchaser"), a Texas limited partnership, with Benji Investments Management Company, Inc., a Texas corporation, as its sole general partner.

                              W I T N E S S E T H :

               WHEREAS, Seller is the owner of all of the issued and outstanding shares of capital stock (the "Stock") of each of the Companies; and

               WHEREAS, Seller desires to sell, and Purchaser desires to acquire, through an exchange intended to qualify for tax free treatment under
Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), the Stock pursuant to this Agreement.

               NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:


                                    ARTICLE I

                                  SALE OF STOCK

               Section 1 SALE OF STOCK. Subject to the terms and conditions herein stated, Seller agrees to sell, assign, transfer, and deliver the Stock to Purchaser, and Purchaser agrees to purchase the Stock from Seller.

               Section 2 PURCHASE PRICE. In consideration of the purchase by Purchaser of the Stock, on the Initial Closing Date (hereinafter defined), Purchaser shall deliver to Winstead Sechrest & Minick P.C. (the "Escrow Agent") a number of shares of common stock, par value $.01 per share, of Seller (the "C-CAR Common Stock") having an aggregate Fair Market Value (hereinafter defined) equal to $9,000,000, subject to the provisions of Article I, Section 3 below (the shares of C-CAR Common Stock delivered by Purchaser to Escrow Agent on the Initial Closing Date being herein referred to as the "C-CAR Shares"). For purposes of this Agreement, the per share Fair Market Value of the C-CAR Shares will be an amount equal to the average of the closing sale price of the C-CAR

Common Stock on the New York Stock Exchange for the four days beginning Monday, June 16, 1997, and ending on Thursday, June 19, 1997.

               Section 3 MAXIMUM C-CAR SHARES. Notwithstanding the provisions of Article I, Section 2 above, the maximum number of shares of C-CAR Common Stock that Purchaser shall be required to deliver to Seller in consideration of the purchase of the Stock shall be 760,000 shares (the "Maximum C-CAR Shares"). If the number of shares of C-CAR Common Stock which Purchaser is obligated to deliver to Seller in consideration of the purchase of the Stock is 760,000 shares, and the Fair Market Value of 760,000 shares of C-CAR Common Stock is less than $9,000,000, Seller shall have no obligation to sell the Stock to Purchaser unless Seller delivers to Purchaser, within five (5) days of the date of this Agreement, Seller's written election to accept the Maximum C-CAR Shares as the purchase price for the Stock. In the event no such written election is so delivered by Seller, this Agreement shall automatically terminate and be of no further force and effect.

               Section 4 INITIAL CLOSING. The initial closing (the "Initial Closing") shall occur at such time and on such date as the conditions to the Initial Closing set forth in Articles V and VI hereof shall have been satisfied or waived in writing (such date being herein referred to as the "Initial Closing Date"). On the Initial Closing Date, (i) Seller shall deliver certificates evidencing the Stock, duly endorsed, to the Escrow Agent, and (ii) Purchaser shall deliver certificates evidencing the C-CAR Shares, duly endorsed, to the Escrow Agent, such Stock and C-CAR Shares to be held by the Escrow Agent until the Final Closing Date (hereinafter defined) pursuant to the terms of an Escrow Agreement (herein so called) to be entered into between Purchaser, Seller and the Escrow Agent on the Initial Closing Date, in substantially the form of EXHIBIT A hereto.

               Section 5 FINAL CLOSING. The final closing of the sale of the Stock (the "Final Closing") shall take place at 9:00 a.m. on August 15, 1997, or on such earlier date as the conditions to the Final Closing set forth in Articles V and VI hereof shall have been satisfied or waived, or on such other date as the parties hereto shall by written instrument designate. Such time and date are herein referred to as the "Final Closing Date."


                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLER

               Seller represents and warrants to Purchaser as follows:

               Section 1  OWNERSHIP OF STOCK.  Except as set forth on Schedule
2.3 hereto, Seller is the lawful owner of the Stock, free and clear of all liens, encumbrances, restrictions and claims of every kind. Seller has the full legal right, power and authority to sell, assign, transfer and convey the Stock in accordance with the terms and subject to the conditions of this Agreement. The delivery to Purchaser of the Stock pursuant to the provisions of this Agreement will transfer to Purchaser valid title thereto, free and clear of any and all adverse claims.

               Section 2 EXISTENCE AND GOOD STANDING OF THE COMPANIES; SUBSIDIARIES. Except as set forth on Schedule 2.2 hereto, each Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and each has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth on Schedule 2.2 hereto, each Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction in which the character or location of the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified or licensed would not have a material adverse effect on the business, financial condition, or results of operations of the Companies, taken as a whole. Neither of the Companies has any subsidiaries.
The term "subsidiary," as used in this Agreement, means any Person (as defined in Article VIII, Section 6 hereof) of which another Person (either alone or together with other subsidiaries of such other Person), owns directly or indirectly, more than 50% of the stock or other equity interests that are generally entitled to vote for the election of the board of directors or governing body of the Person.

               Section 3 CAPITAL STOCK. Performance Nissan has an authorized capitalization consisting of 50,000 shares of common stock, par value $1.00 per share, of which 10,000 shares are issued and outstanding. Performance Dodge has an authorized capitalization consisting of 100,000 shares of common stock, par value $.10 per share, of which 1,000 shares are issued and outstanding. All outstanding shares of capital stock of each of the Companies are owned by Seller and have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Schedule 2.3 attached hereto, there are no outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any shares of the capital stock of either Company, other than as contemplated by this Agreement.

               Section 4 FINANCIAL STATEMENTS. Seller has heretofore furnished Purchaser with a balance sheet of each Company (each a "Balance Sheet" and collectively, the "Balance Sheets") as of May 31, 1997 (the "Balance Sheet Date"), with adjustments to eliminate debt and transfer real estate as set forth in Schedule 2.4 attached hereto, and the related statements of income, shareholders equity and cash flows for the period then ended. Such financial statements, including the footnotes thereto, except as indicated therein and subject to the adjustments described on Schedule 2.4 hereto, have been prepared in accordance with generally accepted accounting principles and fairly present in all material respects the financial condition and results of the operations of the Companies and the changes in their financial positions at such date and for such period.

               Section 5 TITLE TO PROPERTIES; ENCUMBRANCES. Except as set forth in Schedule 2.5 attached hereto, each Company has good title to all its material properties and assets, including, without limitation, all the material properties and assets reflected in the Balance Sheets, subject to no encumbrance, lien, charge or other restriction of any kind or character, except for

                    (a)  liens reflected on the Balance Sheets or on
                         Schedule 2.5,

                    (b) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by either Company in the operation of its business,

                    (c) liens for taxes, assessments or governmental charges or levies on property not yet due and delinquent, and

                    (d) liens which do not materially affect the business, financial condition or operation of either of the Companies.

(Liens of the type described in clauses (a) through (d) above, inclusive, are sometimes referred to as "Permitted Liens"). Except as set forth in Schedule 2.5, the Company's material properties and assets are in good working order and condition, ordinary wear and tear excepted.

               Section 6 LEASES. Schedule 2.6 attached hereto contains a list of all leases of real property to which either Company is a party. Each lease set forth in Schedule 2.6 is in full force and effect; all rents and additional rents due to date on each such lease have been paid; in each case, neither Company has received notice that it is in material default thereunder; and there exists no material event, occurrence, condition or act (including the purchase of the Stock hereunder) which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a material default by either Company under such lease.

               Section 7 MATERIAL CONTRACTS. To the knowledge of Seller, except as set forth in Schedule 2.6, 2.7 or 2.12 attached hereto, neither Company has or is bound by

                    (a) any material agreement, contract or commitment relating to the employment of any Person by either Company,

                    (b) any agreement, contract or commitment limiting the freedom of either Company to engage in any line of business or to compete with any other Person, or

                    (c) any agreement, contract or commitment which involves payment by either Company of $100,000 or more in any calendar year and is not cancelable without penalty within 30 days.

Neither Company has violated any term or condition of any contract or agreement set forth in Schedule 2.7 in any material respect, and, to the knowledge of Seller, there exists no material event, occurrence, condition, or act which, with the giving of notice, the lapse of time, or the happening of any further event or condition, would become a material default by either Company under any such contract or agreement, and the sale of the Stock hereunder shall not constitute a default under any such contract or agreement (except for dealer sales and service agreements with Nissan Motor Corporation, U.S.A. and Chrysler Corporation). Contracts made in the ordinary course of business involving an obligation or commitment on the part of a Company of less than $100,000 in any calendar year shall be deemed not to be material for purposes of this Article II, Section 7 and shall not be required to be disclosed on
Schedule 2.7.

               Section 8 NO VIOLATIONS. Except as set forth in Schedule 2.8 attached hereto and assuming all filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if any, are duly made and the waiting period thereunder has been terminated or has expired, the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby

                    (a) will not violate any provision of the Articles of Incorporation or By-Laws of either Company,

                    (b) to the knowledge of Seller will not violate any statute, rule, regulation, order or decree of any public body or authority by which either Company is bound or binding upon any of their respective properties or assets, and

                    (c) to the knowledge of Seller, will not result in a violation or breach of, or constitute a default under, any material license, franchise, permit, indenture, agreement or other instrument to which either Company is a party, or by which either Company or any of their respective assets or properties is bound, excluding from the foregoing clauses (b) and (c) violations, breaches or defaults which, either individually or in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of either of the Companies.

               Section 9 LITIGATION. Except as set forth in Schedule 2.9 attached hereto, there is no action, suit or proceeding at law or in equity by any Person or any arbitration or any administrative or other proceeding by or before any governmental or other instrumentality or agency, pending, or, to the knowledge of Seller, threatened against either Company which would have a material adverse effect on the business, financial condition or results of operations of such Company.

               Section 10 TAXES. Each Company has filed or caused to be filed, or will file or cause to be filed on or prior to the Final Closing Date (as necessary), all federal, state, local and foreign income tax returns and tax reports which are required to be filed by, or with respect to, either Company respecting periods ending on or prior to the Final Closing Date (taking into account any extension of time to file granted to or on behalf of either Company) (collectively, the "Returns"), except for Returns the failure to file which would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of either of the Companies. Except as set forth in Schedule 2.10 attached hereto, all federal, state, local and foreign income taxes (including interest and penalties) ("Taxes") shown to be due and payable on the Returns by or with respect to either Company have been, or prior to the Final Closing Date will be, paid. Except as disclosed on
Schedule 2.10, (a) there are no waivers in effect of the applicable statutory period of limitation for federal income taxes of either Company for any taxable period, and (b) no deficiency assessment or proposed

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adjustment with respect to any tax liability of either Company for any taxable period is pending or, to the knowledge of Seller, threatened. Neither Company has entered into any tax allocation agreement with Seller or any of Seller's other subsidiaries.

               Section 11 CONDUCT OF BUSINESS. Since the Balance Sheet Date, and except as set forth in Schedule 2.11 attached hereto or as contemplated or expressly required or permitted by this Agreement, neither Company has taken any action which, if taken subsequent to the execution of this Agreement and on or prior to the Initial Closing Date, would constitute a breach of Seller's agreements set forth in Article IV, Section 1.

               Section 12 INTELLECTUAL PROPERTIES. Set forth in Schedule 2.12 attached hereto is a list of the material domestic and foreign patents, patent applications, patent licenses, software licenses, trade names, trademarks, service marks, trademark registrations and applications, service mark registrations and applications, copyright registrations and applications owned by either Company (collectively, the "Intellectual Property"). Unless otherwise indicated in Schedule 2.12, a Company owns the entire right, title and interest in and to the Intellectual Property (including, without limitation, the exclusive right to use and license the same) and each item constituting part of the Intellectual Property has been, to the extent indicated in Schedule 2.12, duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office or such other government entity, domestic or foreign, as is indicated in Schedule 2.12 and, to the knowledge of Seller, such registrations, filings and issuances remain in full force and effect. To the knowledge of Seller, except as stated in Schedule 2.12, there are no pending proceedings or litigation or other adverse claims made in writing affecting or with respect to the Intellectual Property.

               Section 13  COMPLIANCE WITH LAWS.  Except as set forth in
Schedule 2.13 attached hereto, each Company is, to the knowledge of Seller, in compliance with all applicable laws, regulations, orders, judgments and decrees except where the failure to so comply would not have a material adverse effect on the business, financial condition or results of operations of either of the Companies.

               Section 14 EMPLOYEE BENEFIT PLANS. Each material employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or adopted by a Company (collectively, the "Plans") is set forth in Schedule 2.14 attached hereto, is in substantial compliance with applicable law and has been administered and operated in all material respects in accordance with its terms. Each Plan which is intended to be "qualified" within the meaning of
Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, or application for such determination has been made and is currently pending and, to the knowledge of Seller, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination or disqualification of any Plan. No Plan is subject to Title IV of ERISA. Full payment has been made of all amounts which either Company was required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and no Plan which is subject to Part 3 of Subtitle B of Title 1 of ERISA has incurred any "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. Neither Company nor, to the knowledge of Seller, any other "disqualified person," or "party in interest" (as

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defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA,
respectively) has engaged in any transactions in connection with any Plan that could reasonably be expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA, or a tax pursuant to Section 4975(a) of the Code. No material liability, claim, action or litigation, has been made, commenced or, to the knowledge of Seller, threatened with respect to any Plan (other than for benefits payable in the ordinary course and PBGC insurance premiums). No Plan or related trust owns any securities in violation of Section 407 of ERISA. Neither Company has ever maintained, contributed to, or participated or agreed to participate in any "multiemployer plan," as such term is defined in Section 4001(a)(3) of ERISA.

               Section 15 INSURANCE. Schedule 2.15 attached hereto contains a list of the major policies and contracts for property and casualty insurance maintained by the Companies. All such policies are in full force and effect. Seller shall cause each Company to use its reasonable efforts to keep or cause to be kept such policies (or substantial equivalents) in such amounts duly in force until the Final Closing Date and shall give Purchaser notice of any material change in such policies.

               Section 16 BROKER'S OR FINDER'S FEES. No agent, broker, Person or firm acting on behalf of Seller or either Company is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein, except for Furman Selz LLC, whose fees and expenses will be paid by Seller.

               Section 17  PURCHASE FOR OWN ACCOUNT.    Seller will acquire the
C-CAR Shares for its own account, and not with a view toward any resale or distribution thereof.


                                   ARTICLE III

                          REPRESENTATIONS OF PURCHASER

               Purchaser represents and warrants as follows:

               Section 1 EXISTENCE OF PURCHASER. Purchaser is a limited partnership duly organized and validly existing under the laws of the State of Texas. The general partner and each of the limited partners of Purchaser, and the percentage ownership interests of each of them, are listed on Schedule 3.1 hereto. Purchaser has the power and authority to make, execute, deliver, and perform this Agreement, and this Agreement has been duly authorized and approved by all required action of Purchaser. The Person shown as general partner of Purchaser on Schedule 3.1 hereto has the requisite power and authority to make, execute and deliver this Agreement on behalf of Purchaser. This Agreement is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

               Section 2 OWNERSHIP OF STOCK. Purchaser is the lawful owner of the C-CAR Shares, free and clear of all liens, encumbrances, restrictions (except for restrictions on the public sale of such Shares) and claims of every kind. Purchaser has the full legal right, power and authority to sell, assign, transfer and convey the C-CAR Shares in accordance with the terms and subject to the conditions of this Agreement. The delivery to Seller of the C-CAR Shares pursuant to the provisions of this Agreement will transfer to Seller valid title thereto, free and clear of any and all adverse claims.

               Section 3 NO RESTRICTIONS. Assuming all filings required by the HSR Act, if any, are duly made and the waiting period thereunder has been terminated or expired, the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby

                    (a) will not violate any provision of the Certificate of Limited Partnership or the Partnership Agreement of Purchaser,

                    (b) to the knowledge of Purchaser will, not violate any statute, rule, regulation, order or decree of any public body or authority by which Purchaser or any of its properties or assets is bound, and

                    (c) to the knowledge of Purchaser will, not result in a violation or breach of, or constitute a default under, any license, franchise, permit, indenture, agreement or other instrument to which Purchaser is a party, or by which Purchaser or any of its properties or assets is bound, excluding from the foregoing clauses (b) and (c) violations, breaches or defaults which, either individually or in the aggregate, would not prevent Purchaser from performing its obligations under this Agreement or consummation of the transactions contemplated by this Agreement.

               Section 4  PURCHASE FOR INVESTMENT.    Purchaser will acquire the
Stock for its own account for investment and not with a view toward any resale or distribution thereof. Purchaser is (i) an "accredited investor," as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, (ii) sophisticated and has such knowledge and experience as is necessary to enable Purchaser to evaluate the merits and risks of an investment in the Stock, and (iii) able to bear the economic risk of an investment in the Stock for an indefinite period.

               Section 5 FINANCING. Purchaser has sufficient shares of C-CAR Common Stock available to it to purchase all of the Stock pursuant to this Agreement.

               Section 6 BROKER'S OR FINDER'S FEES. No agent, broker, Person or firm acting on behalf of Purchaser is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

                                   ARTICLE IV

              CONDUCT OF BUSINESS; EXCLUSIVE DEALING; REVIEW, ETC.

               Section 1 CONDUCT OF BUSINESS OF THE COMPANIES. During the period from the date of this Agreement to the Final Closing Date, Seller agrees to use its reasonable efforts to cause the Companies to conduct their respective operations in the ordinary course of business. Notwithstanding the immediately preceding sentence, pending the Final Closing Date and except as may be first approved by Purchaser (such approval not to be unreasonably withheld) or as is otherwise permitted or required by this Agreement, Seller agrees to use its reasonable efforts to cause

                    (a) each Company's Articles of Incorporation and By-Laws to be maintained in their respective forms on the date of this Agreement,

                    (b) the compensation payable or to become payable by each Company to any director, officer or employee being paid $150,000 per year or more to be maintained at the amount existing on the date of this Agreement,

                    (c) each Company to refrain from making any bonus, pension, retirement or insurance payment or arrangement to or with any Persons except those that have been accrued or accrue in the ordinary course of business,

                    (d) each Company to refrain from entering into any contract or commitment, except contracts and commitments in the ordinary course of business for aggregate amounts of less than $50,000 per fiscal year,

                    (e) each Company to refrain from increasing its indebtedness for borrowed money, except current borrowings in the ordinary course of business under the General Motors Acceptance Corporation ("GMAC") floor-plan financing facility,

                    (f) each Company to refrain from canceling or waiving any claims or rights of substantial value which individually or in the aggregate are material to the Companies, taken as a whole,

                    (g) each Company to refrain from declaring or paying any dividends,.

                    (h) each Company to collect its contracts in transit that are in existence on the date of this Agreement,

                    (i) each Company to file any existing claims under the Company's insurance policies and to obtain the insurance company's defense of claims made against the Company, particularly those disclosed in Schedule 2.9, (including assistance from Seller's legal staff and counsel to enforce insurance coverage in effect and make claims prior to the Final Closing Date), and

                    (j) the reconciliation of Seller's payables with each Company's receivables.

Notwithstanding anything else herein to the contrary, Seller shall not be responsible for the obligations in Article IV, Section 1 (a) through (j) above, to the extent Purchaser or its representatives (including Mr. Rice pursuant to the Management Agreement attached hereto as EXHIBIT B) have taken actions inconsistent therewith.

               Section 2 EXCLUSIVE DEALING. During the period from the date of this Agreement to August 15, 1997, Seller shall not take any action to, directly or indirectly, encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person other than Purchaser, concerning any purchase of the Stock or any merger, sale of substantial assets or similar transaction involving either Company.

               Section 3 REVIEW OF THE COMPANY. Purchaser may, prior to the Final Closing Date, through its representatives, review the properties, books, and records of the Companies to familiarize itself with such properties and the businesses of the Companies. Seller shall cause the Companies to permit Purchaser and its representatives to have reasonable access to the premises and to the books and records of the Companies during normal working hours and to furnish Purchaser with such financial and operating data and other information with respect to the businesses and properties of the Companies as Purchaser shall from time to time reasonably request. Purchaser may make copies of such books, records and other information and retain such copies after the Initial Closing Date. Seller will use its reasonable efforts to provide Purchaser with copies of any books, records or other information relating to the Companies requested by Purchaser after the Initial Closing Date. The parties hereto acknowledge that Purchaser (or an affiliate of Purchaser) and Furman Selz LLC (on behalf of Seller and the Companies) have entered into a Confidentiality Agreement dated _______________, 1997 (the "Confidentiality Agreement") and Purchaser confirms that it and its affiliates will comply with their respective obligations thereunder.

               Section 4 REASONABLE EFFORTS. Each of the parties agrees to use its reasonable, good faith efforts to take, or cause to be taken, all action to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to:

                    (a) compliance with the HSR Act, if applicable, in all respects (including the filing of a notification and report form to the extent necessary),

                    (b) obtaining all necessary waivers, consents and approvals from governmental or regulatory agencies or authorities and making all necessary registrations and filings (including, but not limited to, filings with governmental or regulatory agencies or authorities, if any) and taking all reasonable steps as
                         may be necessary to obtain any approval or waiver from, or to avoid any action or proceeding by, any governmental agency or authority,

                    (c) obtaining all necessary consents, approvals or waivers from third parties, and

                    (d) defending any lawsuits or any other legal proceedings whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby including, without limitation, seeking to have any temporary restraining order entered by any court or administrative authority vacated or reversed.

               Section 5 INTERIM USE OF COMPUTER SYSTEM. Seller will provide Purchaser with access to the Reynolds + Reynolds computer system currently in place at the Companies after the Initial Closing Date. Purchaser shall use its best efforts to cause Reynolds + Reynolds to install a new system to Purchaser's specifications after the Final Closing Date or purchase the existing equipment as provided below. Until such installation or purchase of the existing equipment, Purchaser agrees to reimburse Seller on a monthly basis, beginning on the Initial Closing Date, for the costs of the equipment lease, support, licensing fees, and data lines relating to such system and allocated to the Companies by Seller and as shown on Schedule 3.7. If Purchaser chooses to purchase the existing equipment, it will do so on such terms and conditions, including purchase price, that are mutually agreed upon by the parties. Seller will not be liable for any losses or damages caused by system, hardware, software, and/or data lines malfunctions or failures. Purchaser shall pay, or cause to be paid, the costs of all custom programming, reports, and forms ordered by either Company for the Reynolds + Reynolds system.

               Section 6 PARTNERSHIP WITH PREMIER AUTO FINANCE. Purchaser will enter into a separate partnership with Premiere Auto Finance (if Purchaser desires to continue a financing arrangement similar to the one between Seller and Premiere) and Purchaser agrees not to sell any contracts to the partnership between Seller and Premiere Auto Finance.


                                    ARTICLE V

                      CONDITIONS TO PURCHASER'S OBLIGATIONS

               Section 1 CONDITIONS TO INITIAL CLOSING. The purchase of the Stock by Purchaser is conditioned upon the satisfaction or waiver, at or prior to the Initial Closing Date, of the following conditions:

                    (a) BOARD APPROVAL. Seller shall have delivered to Purchaser resolutions of the Board of Directors of Seller certified by the Secretary or an Assistant Secretary of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby.

                    (b)   NO MATERIAL ADVERSE CHANGE.  From the date of this
                         Agreement to the Initial Closing Date, there shall not have been a material adverse change in the business, financial condition or results of operations of either of the Companies.

                    (c) MANAGEMENT AGREEMENT. Seller and Emmett M. Rice, Jr. shall have entered into a Management Agreement in substantially the form of EXHIBIT B hereto.

                    (d) TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Seller contained in this Agreement or in any Schedule delivered pursuant hereto shall be true and correct in all material respects on and as of the Initial Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and Seller shall have delivered to Purchaser a certificate, dated the Initial Closing Date, to such effect.

                    (e) PERFORMANCE OF AGREEMENTS. Each and all of the agreements of Seller to be performed at or prior to the Initial Closing Date pursuant to the terms hereof shall have been duly performed in all material respects and Seller shall have delivered to Purchaser a certificate, dated the Initial Closing Date, to such effect.

                    (f) ESCROW AGREEMENT. Seller and Purchaser shall have entered into an Escrow Agreement in substantially the form of EXHIBIT A, hereto.

               Section 2 CONDITIONS TO FINAL CLOSING. Purchaser's obligation to purchase the Stock and to consummate the Final Closing is conditioned upon the satisfaction or waiver, at or prior to the Final Closing Date, of the following conditions:

                    (a) OPINION OF SELLER'S COUNSEL. Purchaser shall have received an opinion, dated the Final Closing Date, of Winstead Sechrest & Minick P.C., to the effect set forth in EXHIBIT C hereto.

                    (b) LEASE AGREEMENT. Purchaser and Seller shall have entered into a lease agreement relating to the Performance Dodge dealership containing the terms and provisions set forth in EXHIBIT D hereto.

                    (c) ADJUSTMENTS TO ELIMINATE DEBT AND TRANSFER REAL ESTATE. The following transactions necessary to make the adjustments reflected on the Balance Sheets to eliminate debt and transfer real estate must have occurred:

                         (1) Seller must have assumed or transferred the Companies' respective General Motors Acceptance Corporation ("GMAC") capital loans in the amounts of $3,171,429 (Performance Dodge) and $1,080,000 (Performance Nissan) as of May 31, 1997.

                         (2) Seller must have contributed to the Companies' capital the intercompany debt of the Companies to Seller and its affiliates in the amounts of $2,025,000 (Performance Dodge) and $2,050,000
                              (Performance Nissan) as of May 31, 1997.

                         (3) The intercompany accounts of the Companies to Seller or its affiliates, including those to C-CAR Wholesaler, must have been eliminated.

                         (4) The real estate on which Performance Dodge currently operates must have been transferred to Seller and Seller must have assumed the related GMAC mortgage (and have obtained Performance Dodge's release from the mortgage) at their May 31, 1997 book values.

                    (d) ACCOUNTING FOR AON PARTNERSHIP. Seller must perform a final accounting of each Company's investment in the partnership between Seller and Premiere Auto Finance (including an accounting relating to dealer reserves retained) and must remit the full amount of the balance of each Company's investment in that partnership (including the 50% of the Companies' share of the partnership's profits and capital that have been credited to Seller). Purchaser will cooperate with and assist Seller in reconciling amounts due from the partnership to the parties' mutual satisfaction.

                    (e) RELEASE OF LIABILITIES. Purchaser shall have obtained the release of the Companies, Emmett M. Rice, Jr., the Purchaser, and their affiliates from any and all liability for any indebtedness or obligation of Seller and its affiliates (excluding the Companies), including without limitation the release of Emmett M. Rice, Jr., from his obligations as a Chevrolet dealer and the release of Emmett M. Rice, Jr., from his obligations pursuant to his guaranty of the amounts owed under the floor plan indebtedness of Seller and its affiliates (other than the Companies) as of the Final Closing Date to GMAC.

                    (f)   NO MATERIAL ADVERSE CHANGE; TRUTH OF REPRESENTATIONS
                         AND WARRANTIES. From the Initial Closing Date to the Final Closing Date as a result of actions taken by Seller, there shall not have been (i) a material adverse change in the business, financial condition or results of operations of either of the Companies or
                         (ii) a breach of a representation or warranty hereunder.

                    (g) PERFORMANCE OF AGREEMENTS. Each and all of the agreements of Seller to be performed at or prior to the Final Closing Date pursuant to the terms hereof (other than those performed at or prior to the Initial Closing
                         Date) shall have
                         been duly performed in all material respects, and Seller shall have delivered to Purchaser a certificate, dated the Final Date, to such effect.

                    (h) NO INJUNCTION. No court or other governmental body or public authority shall have issued an order which shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby.

                    (i) APPROVALS. All consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received, including without limitation all necessary licences and permits required for the companies to continue to transact business in the State of Oklahoma and all necessary consents of manufacturers. All time periods under the HSR Act, if applicable, shall have expired.

                    (j) CERTAIN REIMBURSEMENTS. Seller shall have reimbursed the Purchaser for all deductibles paid or accrued by the Companies for vehicles included on the Balance Sheets that were not included in prepaid amounts on the Balance Sheets for vehicles reported as stolen.


                                   ARTICLE VI

                       CONDITIONS TO SELLER'S OBLIGATIONS

               Section 1 CONDITIONS TO INITIAL CLOSING. The sale of the Stock by Seller on the Initial Closing Date is conditioned upon satisfaction or waiver, at or prior to the Initial Closing Date, of the following conditions:

                    (a) BOARD APPROVAL. Purchaser shall have delivered to Seller resolutions of the Board of Directors of Purchaser's general partner certified by the Secretary or an Assistant Secretary of Purchaser's general partner authorizing the execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby.

                    (b) TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Initial Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and Purchaser shall have delivered to Seller a certificate, dated the Initial Closing Date to such effect.

                    (c) PERFORMANCE OF AGREEMENTS. Each and all of the agreements of Purchaser to be performed at or prior to the Initial Closing Date pursuant to the terms hereof shall have been duly performed in all material respects, and Purchaser shall have delivered to Seller a certificate, dated the Initial Closing Date, to such effect.

               Section 2 CONDITIONS TO FINAL CLOSING. Seller's obligation to consummate the Final Closing is conditioned upon the satisfaction or waiver, at or prior to the Final Closing Date, of the following conditions:

                    (a) OPINIONS OF PURCHASER'S COUNSEL. Purchaser shall have furnished Seller with an opinion, dated the Closing Date, of Mullin Hoard & Brown, LLP, to the effect set forth in EXHIBIT E hereto.

                    (b) FAIRNESS OPINION. In the event it has been requested by Seller, Seller shall have received an opinion from Furman Selz LLC addressed to the Board of Directors of Seller, that the purchase price to be received by Seller for the Stock is fair, from a financial point of view, to Seller.

                    (c) RELEASE OF LIABILITIES. (a) Purchaser shall have either (i) paid in full the floor-plan indebtedness (the "Floor-Plan Indebtedness") owed by the Companies as of the Final Closing Date to GMAC, or (ii) obtained from GMAC the full release of each of Bill Gilliland, Sandra Gilliland, and Gilliland Group Family Partnership, Seller and any and all of their affiliates, from their obligations pursuant to their guaranties of the Floor-Plan Indebtedness, and
                         (b) Seller and its affiliates shall have been released from any and all other liability for any indebtedness or obligation of either Company, including without limitation the liability of Seller pursuant to its guaranty of the obligations of Performance Nissan under the lease agreement between Performance Nissan and the Hudiburg family trusts.

                    (d) LICENSES AND PERMITS. Purchaser shall have provided Seller with evidence that it has notified the Oklahoma Motor Vehicle Commission and the Oklahoma Used Motor Vehicle and Parts Commission of the transactions contemplated hereby, and obtained all necessary licenses and permits required for the Companies to transact business in the State of Oklahoma.

                    (e) NO INJUNCTION. No court or other governmental body or public authority shall have issued an order which shall then be in effect restraining or prohibiting the completion of the transactions contemplated hereby.

                    (f) APPROVALS. All consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received, including without limitation all necessary consents of manufacturers. All time periods under the HSR Act, if applicable, shall have expired.

                                   ARTICLE VII

                         NO SURVIVAL OF REPRESENTATIONS;
                              EVENTS OF TERMINATION

               Section 1 NO SURVIVAL OF REPRESENTATIONS. Except for the representations and warranties set forth in Article II, Sections 1 and 16 and
Article III, Section 6 which shall survive until the applicable statute of limitations has expired, the representations and warranties of Seller and Purchaser contained in this Agreement shall survive the purchase and sale of the Stock contemplated hereby for a period of one year from the Initial Closing Date.

               Section 2 EVENTS OF TERMINATION. This Agreement may be terminated (a) by mutual written agreement of Purchaser and Seller or (b) by Purchaser by written notice to Seller, if the conditions to the Initial Closing set forth in Article V hereof shall not have been complied with or performed on or prior to the Initial Closing Date in any material respect, or (c) by Seller by written notice to Purchaser, if the conditions to the Initial Closing set forth in Article VI hereof shall not have been complied with or performed on or prior to the Initial Closing Date in any material respect, and, in either case, such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) on or before August 15, 1997.

               Section 3 EFFECT OF TERMINATION. In the event that this Agreement shall be terminated pursuant to Article VII, Section 2, all further obligations of the parties hereto under this Agreement (other than pursuant to Article VII, Section 4 and Article VIII, Section 2 and as provided in the Confidentiality Agreement) shall terminate without further liability or obligation of either party to the other party hereunder.

               Section 4 FAILURE TO CLOSE. (a) If Purchaser fails to consummate the transactions contemplated on its part to occur on the Initial Closing Date, in circumstances whereby this Agreement has not been terminated and all conditions of the Initial Closing set forth in Article V have been satisfied in all material respects or waived, Purchaser shall be liable to Seller for Seller's actual damages.

                    (b) If Seller fails to consummate the transactions contemplated on its part to occur on the Initial Closing Date, in circumstances whereby this Agreement has not been terminated and all conditions of the Initial Closing set forth in Article VI have been satisfied in all material respects or waived, Seller shall be liable to Purchaser for Purchaser's actual damages.

                                  ARTICLE VIII

                                  MISCELLANEOUS

               Section 1 KNOWLEDGE. As used in this Agreement, the term "to the knowledge of Seller" shall mean the actual knowledge of Seller (excluding the actual knowledge of Emmett M. Rice, Jr.), and the term "to the knowledge of "Purchaser" shall mean the actual knowledge of Purchaser. Seller has relied on certain information provided by Emmett M. Rice, Jr. in preparing certain of the schedules to this Agreement. Seller shall have no liability for any breach of any representation or warranty contained in this Agreement as a result of (i) any incomplete or inaccurate information of which Mr. Rice had actual knowledge and was not disclosed to Seller at the time the representation or warranty was made, or (ii) any material information inaccurately disclosed by Mr. Rice to the Company.

               Section 2 EXPENSES. The parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and advisor; except that HSR filing fees, if any, will be paid one-half ( 1/2) by Seller and one-half ( 1/2) by Purchaser.

               Section 3  TRANSFER TAXES.    All stamp, transfer, documentary,
sales, use, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (other than those imposed on or measured by the income of Seller or Purchaser) (collectively, the "Transfer Taxes") shall be paid:

                    (a) regarding those imposed on the transfer of the Stock, by Purchaser, and Purchaser shall, at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary tax returns and other documentation with respect to, any Transfer Tax and provide to Seller evidence of payment of all Transfer Taxes.

                    (b) regarding those imposed on the transfer of the C-CAR Shares, by Seller and Seller shall, at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary tax returns and other documentation with respect to, any Transfer Tax and provide to Purchaser evidence of payment of all Transfer Taxes.

               Section 4 NOTIFICATION. Until the Closing, Purchaser shall promptly inform Seller in writing of any material variances discovered by Purchaser or its representatives in the representations and warranties of Seller contained in this Agreement.

               Section 5 GOVERNING LAW. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Texas applicable to contracts made and to be performed entirely within the State of Texas.

               Section 6 "PERSON" DEFINED. "Person" shall mean and include an individual, a partnership, a limited liability company, a joint venture, a corporation, a trust, an unincorporated organization and a government or other department or agency thereof.

               Section 7 CAPTIONS. The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

               Section 8 PUBLICITY. Except as otherwise required by law or regulation, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other party hereto to the contents and the manner of presentation and publication thereof, except that Seller may make disclosure relating to the matters contained herein according to Seller's normal disclosure practices. The requirements of this Article VIII, 8 shall be in addition to those included in the Confidentiality Agreement.

               Section 9  CONTINUATION OF INDEMNIFICATION; INSURANCE.
(a) Purchaser agrees that subsequent to the Initial Closing Date each Company, and Seller agrees that subsequent to the Initial Closing Date Seller and each of its current subsidiaries other than the Companies, shall continue to indemnify and hold harmless each of its present and former directors, officers, employees and agents, in their capacities as such (the "Indemnified Persons"), from and against all damages actually incurred or suffered in connection with any threatened or pending action, suit or proceeding at law or in equity by any Person or any arbitration or any administrative or other proceeding relating to the business of either Company, or of the Seller or any of its subsidiaries other than the Companies, to the fullest extent permitted under each of their respective charter documents. In addition, subsequent to the Initial Closing Date, Purchaser shall not, and shall not permit either Company to, and Seller shall not, and shall not permit any of its subsidiaries to, amend or modify its charter documents, except as required by law, if the effect of such amendment or modification would be to lessen or otherwise adversely affect the indemnification rights of the Indemnified Persons as provided therein. In addition, Purchaser shall permit the Companies to, and Seller shall, and shall permit its subsidiaries to, advance expenses to each such Indemnified Person to the fullest extent so permitted upon receipt of any undertaking required by law. In the event that either Company, or that Seller or any of its subsidiaries, transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the transferee shall assume the obligations of such Company, Seller, or each of Seller's subsidiaries under this Article VIII, Section 9(a).

               (b) Purchaser shall cause to be maintained for a period of six years after the Final Closing Date each Company's current policies of directors and officers liability insurance; and Seller shall cause to be maintained for a period of six years after the Final Closing Date Seller's and each of Seller's subsidiaries' current policies of directors and officers liability insurance. The obligation to maintain insurance includes the obligation to purchase all available extended reporting periods with respect to pre-existing insurance should the procurement of insurance meeting the above-described conditions not be achieved.

               (c) This Article VIII, Section 9 is intended to benefit each of the Indemnified Persons, each of whom shall be entitled to enforce the provisions hereof.

               Section 10 MEMORANDUM; DISCLAIMER OF PROJECTIONS. Seller makes no representation or warranty to Purchaser except as specifically made in this Agreement. In particular, unless Seller has made the representation or warranty in this Agreement, Seller makes no representation or warranty to Purchaser with respect to (a) the information set forth in the Confidential Memorandum distributed by Furman Selz LLC in connection with the offering of the Companies or (b) any financial projection or forecast relating to the Companies. With respect to any such projection or forecast delivered by or on behalf of Seller to Purchaser, Purchaser acknowledges that (1) there are uncertainties inherent in attempting to make such projections and forecasts, (2) it is familiar with such uncertainties, (3) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to it and (4) it shall have no claim against Seller with respect thereto.

               Section 11 INDEMNIFICATION. (a) Seller shall indemnify, hold harmless and defend Purchaser, its subsidiaries, affiliates, and its general partner's and affiliates' officers, directors, partners, employees, agents, advisors and representatives against any and all damages including costs, expenses, claims, suits, damages, fines, deficiencies, liabilities, and losses (including out of pocket expenses, reasonable attorneys' fees and accountants' fees) of any nature ("Losses") suffered, incurred or paid by Purchaser which result from (i) the material breach of any covenant or agreement with Purchaser, or the material inaccuracy of any representation or warranty to Purchaser by Seller in this Agreement or any certificate, instrument or agreement delivered to Purchaser hereunder, (ii) any and all taxes of Seller, and all affiliates not relating to or arising out of the businesses of the Companies, (iii) the amounts of all refunds a Company makes to GMAC regarding contracts in transit that arose before the Initial Closing Date and become uncollectible after the Initial Closing Date because GMAC cannot maintain its security interest because of late filing of title for which GMAC does not return the collateral to the Company,
(iv) the cost of defending and amount of any liability regarding claims made against a Company for actions or inactions occurring before the Initial Closing Date for which the Company's insurance company will not provide a defense or coverage, or (v) any Environmental Liabilities (as hereinafter defined) arising out of the ownership and operation before the Final Closing Date of the real estate currently owned by Performance Dodge (except for Environmental Liabilities caused by Purchaser or its representatives after the Initial Closing
Date).

               (b) Purchaser shall indemnify, hold harmless and defend Seller and its affiliates, directors, officers, employees and agents against any and all Losses suffered, incurred or paid by Seller or its affiliates, directors, officers, employees or agents which result from (i) the material breach of any covenant or agreement with Seller or the material inaccuracy of any representation or warranty to Seller by Purchaser in this Agreement or any certificate, instrument or agreement executed and delivered to Seller hereunder; or (ii) the ownership and operation of the Companies after the Final Closing Date.

               (c) "Environmental Liabilities" means any and all liabilities, current or future, accrued or contingent, arising in connection with or relating to the real estate currently owned by Performance

Dodge which arise under or relate to Environmental Laws. "Environmental Laws" means any and all applicable laws relating to the environment or the effect of the environment on human health, or relating to emissions, discharges, handling, management, disposal, use or releases of pollutants, contaminants, petroleum or petroleum products, asbestos, PCBs, chemicals or industrial, toxic, radioactive or hazardous substances or wastes into the environment, including ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, asbestos, PCBs, chemicals or industrial, toxic, radioactive or hazardous substances or wastes or the clean-up or other remediation thereof.

               Section 12 NOTICES. Any notice or other communications required or permitted hereunder shall be sufficiently given if delivered in Person or sent by telecopy or by registered or certified mail, postage prepaid, addressed as follows: if to Purchaser, to Benji Investments, Ltd., 2605 Teckla, Amarillo, Texas 79106, Attention: Emmett Rice, with a copy to its counsel, Mullin Hoard & Brown, LLP, 800 Amarillo National Plaza Two, 5th & Taylor, Amarillo Texas 79101, Telecopy No. (806) 372-5086, Attention: J.F. Howell III, Esq., and if to Seller, to Cross-Continent Auto Retailers, Inc., 1201 South Taylor Street, Amarillo, Texas 79109, Telecopy No. (806) 374-3818, Attention: Robert W. Hall, with a copy to Winstead Sechrest & Minick P.C., 1201 Elm Street, Suite 5400, Dallas, Texas 75270, Telecopy No. (214) 745-5390, Attention: Thomas W. Hughes, Esq.; or such other address or number as shall be furnished in writing by any such party, and such notice or communication shall be deemed to have been given as of the date received.

               Section 13 PARTIES IN INTEREST. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

               Section 14 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

               Section 15 ENTIRE AGREEMENT. This Agreement, including the Exhibits, Schedules and other documents referred to herein which form a part hereof, and the Confidentiality Agreement, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter other than the Confidentiality Agreement.

               Section 16 AMENDMENTS. This Agreement may not be changed orally, but only by an agreement in writing signed by the parties hereto. Any provision of this Agreement can be waived, amended, supplemented or modified by written agreement of the parties hereto.

               Section 17 SEVERABILITY. In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

               Section 18 THIRD PARTY BENEFICIARIES. Except as otherwise set forth in Article V, Sections 7, Article VI, Section 4, and Article VIII, Section 9, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

               IN WITNESS WHEREOF, Seller has caused its corporate name to be hereunto subscribed by its officer thereunto duly authorized, and Purchaser has caused it name to be hereunto subscribed by it general partner thereunto duly authorized, all as of the day and year first above written.

                       CROSS-CONTINENT AUTO RETAILERS, INC.



                       By:             /s/ Bill Gilliland
                          -------------------------------------
                            Name:      Bill Gilliland
                                   ----------------------------
                            Title:     Chairman and CEO
                                   ----------------------------



                       BENJI INVESTMENTS, LTD.
                       By:  Benji Investments Management Company,
                              Inc.


                       By:             /s/ Emmett M. Rice, Jr.
                          -------------------------------------
                            Name:      Emmett M. Rice, Jr.
                                   ----------------------------
                            Title:     President
                                   ----------------------------